

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 20, 2008

Mr. Paul Genova
Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

> **Re:** **Wireless Telecom Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-11916**

Dear Mr. Genova:

We have reviewed your response letter dated May 14, 2008 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Description of Company and Summary of Significant Accounting Policies, page F-8

- Stock-Based Compensation, page F-10

1.   We note your response to prior comment 5. Based on your response, it appears that there is an inconsistency between the accounting policy disclosed in the financial statements and the accounting policy disclosed in your response. In addition, it does not appear that the policy disclosed in the financial statements, including that disclosed in Note 9 of your Form 10-Q filed May 15, 2008, is consistent with the requirements of paragraph 80 of SFAS 123(R). Please revise future filings to reflect the accounting policy as indicated in

your response and to comply with paragraph 80 of SFAS 123(R). For example, you may state, if true, that you estimate a forfeiture rate of zero based upon your historical experience.

General

2.   Please file your response letter dated May 14, 2008 as correspondence on EDGAR.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief